Nov 18, 2008

Mr. Shenk
Branch Chief
United States Securities and Exchange Commission
CF/AD5 100F Street, N.E.
Washington D.C., 20549-7070

RE:	Network CN Inc.
Form 10-KSB for the Year Ended December 31, 2007
File Number: 000-30264

Dear Mr. Shenk,

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Network CN Inc. (the “Company”) dated October 30, 2008.

  For your convenience, we have repeated the Staff’s comments in italicized, bold type before the Company’s response. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Prepayments of Advertising Operating Rights

Staff Comment 1: Refer to your response to our prior comment number 1. It appears that you must make a material amount of payments of fees every six to 12 months that are reported as “prepayments of advertising operating rights” to maintain your advertising operating rights over their respective 16 months to 20 year lives. In this regard, please expand disclosure in the “Liquidity and Capital Resources” section of your filings to clearly indicate the requirement for these recurring periodic fee payments to maintain such rights, as well as the amount and timing of such payments. To the extent that “Prepayments of advertising operating rights” and the amounts shown in the table under “Commitments” within “Liquidity and Capital Resources” are related, clearly establish this relationship. Also, disclose the intended source of funds for such payments, the continued availability of such funds, and your ability to obtain such funds. Further, disclose the status of advertising operating rights in the event that the associated fees for succeeding periods are not made upon expiration of the latest operating lease period and the impact of such on your ability to generate advertising revenues. Provide us with a copy of your intended revised and expanded disclosure.

Response:

We propose to include the following sub-section in the “Liquidity and Capital Resources”.

Advertising Operating Rights Fee

Advertising operating rights fee is the major cost of our advertising revenue. To maintain the advertising operating rights, the Company has to pay the advertising operating rights fee according to payment terms set forth in the contracts entered into with various contracting parties. These contracting parties generally require the Company to prepay advertising operating rights fee for a period of time. The details of our advertising operating rights fee were as follows:

For the year ended	2008	2007
Addition of prepayments for advertising operating rights
Settlement for accrued advertising operating rights
Total payment during the period

Amortization of prepayments for advertising operating rights
Accrued advertising operating rights fee
Total advertising operating rights fee recognized

As of December 31
Prepayments for advertising operating rights, net
Accrued advertising operating rights

For future advertising operating rights commitment under non-cancellable advertising operating right contracts, please refer to the table under the following section Commitments – b) Annual Advertising Operating Rights Fee Commitment.

We financed the above payment through the issuance of convertible promissory notes of $50 million. As the Company currently generates limited revenue from our media operation, in addition to the proceeds from the issuance of convertible promissory notes, we intend to continue to raise funds through sales of our equity and debt securities to satisfy future payment requirements. There can be no assurance that we will be able to enter into such agreements.

In the event that advertising operating rights fee cannot be paid according to the payment terms set forth in the contracts entered into with authority parties, we may not be able to continue to operate our advertising panels and our ability to generate revenue will be adversely affected. As such, failure to raise additional funds would have significant negative impact on our financial condition.

Staff Comment 2: Since periodic fees associated with advertising operating rights are amortized over their six to 12 month operating lease period, it appears that amortization of “prepayments of advertising operating rights” is material to your results. In view of the materiality of the amount of fee payments, its related amortization expense, the total account balance of “prepayments of advertising operating rights” relative to total assets as well as the changes in this balance from period to period, we believe that your disclosure would be enhanced if the notes to the financial statements of your filings include a tabular rollforward of the account balance for this asset. The rollforward should provide detailed activity (payments, amortization, other adjustments, etc.) for the changes in this asset account for each financial statement period presented, with an appropriate MD&A discussion of material changes that impact results of operations, accordingly.

Response:

We would include the following table under the Note – Prepayments for advertising operating rights in the financial statements with an appropriate MD&A discussion of material changes that impact results of operations accordingly in future filings.

Gross carrying amount
Beginning
Addition
Translation adjustments
Total gross carrying value as of period end

Accumulated amortization
Beginning
Amortization for the period
Translation adjustments
Total accumulated amortization as of period end

Less : provision for impairment loss

Prepayments for advertising operating rights, net

Current portion
Non-current portion
Prepayments for advertising operating rights, net

Staff Comment 3: Because it appears that amortization of and payments for “prepayments of advertising operating rights” are material, please consider presenting these amounts separately in the “cash flows from operating activities” section of the statement of cash flows for further transparency.

Response:

We use indirect/reconciliation method instead of direct method to report the net cash flow from operating activities. Therefore the amortization of and payments for “prepayments of advertising operating rights” would not be presented separately in the statement of cash flows. However, such balance would be disclosed under the Note – Prepayments for advertising operating rights as mentioned above.

We trust that we have satisfactorily addressed all the Staff Comments. Further comments or questions regarding this letter can be directed to the undersigned or Adam M. Guttmann, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Daley Mok
Daley Mok
Chief Financial Officer

Enclosures
cc:  Adam M. Guttmann
        Crone Rozynko LLP